SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 1 September 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT

1.1 Holding(s) in Company released on 14 August 2003
1.2 Holding(s) in Company released on 15 August 2003
1.3 Director Shareholding released on 18 August 2003
1.4 Director Shareholding released on 19 August 2003
1.5 Director Shareholding released on 28 August 2003

EXHIBIT 1.1

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 14 August 2003

We write to inform you that we received notification on 14 August 2003, dated 13 August 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Section 202(3) of the Companies Act 1985 is shown below.

From: BP PLC

To: BP PLC
Dated: 13 August 2003

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 8 August 2003 Barclays PLC, through the legal entities listed on the schedule shown below, has a notifiable interest in the capital of your Company of 3.08%

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 22,112,142,590 is the latest figure available to us.

                               LEGAL ENTITY REPORT


BP                                                               SEDOL : 0798059

As at 8 August 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 680,634,037 ORD USD0.25 representing 3.08% of the issued share capital of 22,101,622,356 units.


Legal Entity                                 Holding             Percentage Held

Barclays Global Investors Australia Ltd     5,947,009                0.0269
Barclays Private Bank and Trust Ltd            76,053                0.0003
Barclays Bank Trust Company Ltd               546,051                0.0025
Barclays Private Bank Ltd                   6,959,433                0.0315
Barclays Capital Securities Ltd            25,983,253                0.1176
Barclays Global Investors, N.A.           253,701,329                1.1479
Barclays Global Investors Ltd             300,090,034                1.3578
Barclays Global Investors Japan Trust &    25,900,475                0.1172
Barclays Private Bank and Trust Ltd         1,168,607                0.0053
Barclays Life Assurance Co Ltd             41,800,561                0.1891
Barclays Global Investors Japan               431,180                0.0020
Barclays Private Bank and Trust Ltd             7,135                0.0001
Barclays Capital Inc                            1,633                0.0001
Barclays Bank PLC                           3,943,822                0.0178
Barclays Global Fund Advisors               6,249,856                0.0283
Barclays Nikko Global Investors Ltd         7,827,606                0.0354

                       Group Holding      680,634,037                3.0798



                                 REGISTERED HOLDERS REPORT
BP                                                                SEDOL: 0798059

As at 8 August 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 680,634,037 ORD USDO.25 representing 3.08% of the issued share capital of 22,101,622,356 units.


Registered Holder                       Account Designation         Holding

ALMIXFTTL-18408-CHASE MANHATTA          ALMIXFTT                  3,228,214
ASUKEXTTL-20947-CHASE MANHATTA          ASUKEXTT                 90,685,359
Bank of Ireland                         BNX009IE                  6,114,423
BARCLAYS CAPITAL NOMINEES LIMI                                    25,983,253
BARCLAYS CAPITAL NOMINEES LIMI                                    3,943,822
BARCLAYS CAPITAL SECURITIES LT                                        1,633
Barclays Trust Co & Others                                          157,473
BARCLAYS TRUST CO AS EXEC/ADM                                         1,501
Barclays Trust Co DMC69                                              38,672
Barclays Trust Co E99                                                46,478
Barclays Trust Co R69                                               301,927
BLEEQTTTL-17011-CHASE MANHATTA          BLEEOTTT                    361,534
BLENTFUKQ-16344-CHASE MANHATTA          BLENTFUK                  1,069,501
BLENTPUKQ-16345-CHASE MANHATTA          BLENTPUK                  1,676,067
BLEQFDUKQ-16331-CHASE MANHATTA          BLEOFDUK                  8,749,689
BLEQPTUEA-16341-CHASE MANHATTA          BLEOPTUE                  5,157,914
BLEQPTUKQ-16341-CHASE MANHATTA          BLEOPTUK                 20,515,422
BLINTNUKQ-ZIAJ-dummy                    BLINTNUK                  1,563,422
BLINTPUKQ-16342-CHASE MANHATTA          BLINTPUK                  2,707,012
BLUKINTTL-16400-CHASE MANHATTA          BLUKINTT                195,335,899
BOSTON SAFE DEPOSIT AND TRUST           591668                    5,042,650
CHASE MANHATTAN BANK                    500227                  103,412,449
CHASE MANHATTAN BANK                    502872                   37,929,713
CHASE MANHATTAN BANK                    508068                   11,522,705
CHASE MANHATTAN BANK                    527191                   31,399,720
CHASE MANHATTAN BANK                    536747                    6,253,621

CHASE MANHATTAN BANK                    552942                    6,548,647
Chase Manhattan Bank                    585439                      315,680
CHATRKTTL-16376-CHASE MANHATTA          CHATRKTT                 10,840,562
CITIBANK, N.A. (United States)          597367                    2,401,824
Clydesdale Nominees  HGB0125            00029130                         48
Clydesdale Nominees  HGB0125            00030251                      7,087
Clydesdale Nominees  HGB0125            00203172                      2,100
Clydesdale Nominees  HGB0125            00209774                     11,816
Clydesdale Nominees  HGB0125            00224676                      4,275
Clydesdale Nominees  HGB0125            00225176                      6,525
Clydesdale Nominees  HGB0125            00323330                      5,900
Clydesdale Nominees  HGB0125            00323364                      4,600
Clydesdale Nominees  HGB0125            00323372                      1,300
Clydesdale Nominees  HGB0125            00323410                      2,940
Clydesdale Nominees  HGB0125            00323496                      8,100
Clydesdale Nominees  HGB0125            00323828                      9,549
Clydesdale Nominees  HGB0125            00324085                      5,793
Clydesdale Nominees  HGB0125            00324190                      5,850
Clydesdale Nominees  HGB0125            00324565                        950
Clydesdale Nominees  HGB0125            00456399                     11,930
Clydesdale Nominees  HGB0125            00462712                      1,500
Clydesdale Nominees  HGB0125            00472521                      2,400
Clydesdale Nominees  HGB0125            00479461                      3,000
Clydesdale Nominees  HGB0125            00479488                      3,200
Clydesdale Nominees  HGB0125            00479496                      3,000
Clydesdale Nominees  HGB0125            00486590                     58,100

Clydesdale Nominees  HGB0125            00493677                      3,700
Clydesdale Nominees  HGB0125            00593965                      4,955
Clydesdale Nominees  HGB0125            00594198                      3,400
Clydesdale Nominees  HGB0125            00594414                      8,000
Clydesdale Nominees  HGB0125            00594465                      5,100
Clydesdale Nominees  HGB0125            00594988                     11,500
Clydesdale Nominees  HGB0125            00595372                      2,100
Clydesdale Nominees  HGB0125            00595534                      5,900
Clydesdale Nominees  HGB0125            00595712                      2,950
Clydesdale Nominees  HGB0125            00595780                      3,400
Clydesdale Nominees  HGB0125            00595950                      2,000
Clydesdale Nominees  HGB0125            00595968                      3,716
Clydesdale Nominees  HGB0125            00596123                      4,500
Clydesdale Nominees  HGB0125            00596450                         46
Clydesdale Nominees  HGB0125            00596468                         46
Clydesdale Nominees  HGB0125            00597073                     10,500
Clydesdale Nominees  HGB0125            00597103                      3,600
Clydesdale Nominees  HGB0125            00597138                     18,450
Clydesdale Nominees  HGB0125            00597308                      3,600
Clydesdale Nominees  HGB0125            00597316                      4,800
Clydesdale Nominees  HGB0125            00597324                      4,000
Clydesdale Nominees  HGB0125            00597332                      3,200
Clydesdale Nominees  HGB0125            00597359                      3,000
Clydesdale Nominees  HGB0125            00597383                      5,400
Clydesdale Nominees  HGB0125            00597448                      4,600
Clydesdale Nominees  HGB0125            00597537                      3,900

Clydesdale Nominees  HGB0125            00597545                      5,800
Clydesdale Nominees  HGB0125            00597758                      7,275
Clydesdale Nominees  HGB0125            00639191                      1,500
Clydesdale Nominees  HGB0125            00639205                        400
Clydesdale Nominees  HGB0125            00639213                      1,500
Clydesdale Nominees  HGB0125            00640092                      5,400
Clydesdale Nominees  HGB0125            00645442                     10,590
Clydesdale Nominees  HGB0125            00651361                      4,000
Clydesdale Nominees  HGB0125            00668604                      1,900
Clydesdale Nominees  HGB0125            00672466                      2,500
Clydesdale Nominees  HGB0125            00675368                      2,000
Clydesdale Nominees  HGB0125            00678693                      6,717
Clydesdale Nominees  HGB0125            00679401                     27,000
Clydesdale Nominees  HGB0125            00686050                     10,000
Clydesdale Nominees  HGB0125            00691088                      4,000
Clydesdale Nominees  HGB0125            00691517                      7,500
Clydesdale Nominees  HGB0125            00692386                      3,850
Clydesdale Nominees  HGB0125            00692963                     16,662
Clydesdale Nominees  HGB0125            00693013                      3,300
Clydesdale Nominees  HGB0125            00693030                      4,050
Clydesdale Nominees  HGB0125            00693196                      8,545
Clydesdale Nominees  HGB0125            00693200                      5,200
Clydesdale Nominees  HGB0125            00693218                      6,000
Clydesdale Nominees  HGB0125            00693269                     15,250
Clydesdale Nominees  HGB0125            00693404                      5,500
Clydesdale Nominees  HGB0125            00693480                      1,350
Clydesdale Nominees  HGB0125            00693552                     14,000
Clydesdale Nominees  HGB0125            00693722                      3,000
Clydesdale Nominees  HGB0125            00693846                      4,650
Clydesdale Nominees  HGB0125            00693900                      7,000
Clydesdale Nominees  HGB0125            00694028                      5,820
Clydesdale Nominees  HGB0125            00694516                      1,400
Clydesdale Nominees  HGB0125            00694699                      2,030
Clydesdale Nominees  HGB0125            00694893                      2,400
Clydesdale Nominees  HGB0125            00695032                      2,000
Clydesdale Nominees  HGB0125            00696039                      8,175
Clydesdale Nominees  HGB0125            00696101                      6,000
Clydesdale Nominees  HGB0125            00697205                      7,000
Clydesdale Nominees  HGB0125            00697329                     31,250
Clydesdale Nominees  HGB0125            00697418                      3,037
Clydesdale Nominees  HGB0125            00697434                     26,910
Clydesdale Nominees  HGB0125            00702454                      4,400
Clydesdale Nominees  HGB0125            00702764                        800
Clydesdale Nominees  HGB0125            00702950                      4,175
Clydesdale Nominees  HGB0125            00703140                      3,800
Clydesdale Nominees  HGB0125            00703353                      4,600
Clydesdale Nominees  HGB0125            00703396                      1,300
Clydesdale Nominees  HGB0125            00703450                      3,600
Clydesdale Nominees  HGB0125            00703809                      2,100
Clydesdale Nominees  HGB0125            00703876                      3,100
Clydesdale Nominees  HGB0125            00703884                      4,925
Clydesdale Nominees  HGB0125            00703957                      4,000
Clydesdale Nominees  HGB0125            00807507                     19,200
Clydesdale Nominees  HGB0125            00807663                      4,250
Clydesdale Nominees  HGB0125            00830118                      5,300
Clydesdale Nominees  HGB0125            00866805                      5,500
Clydesdale Nominees  HGB0125            00870357                     14,500
Clydesdale Nominees  HGB0125            00887365                      3,600
Clydesdale Nominees  HGB0125            01000271                     10,000
Clydesdale Nominees  HGB0125            03000000                      4,890
Clydesdale Nominees  HGB0125            03000441                      5,550
Clydesdale Nominees  HGB0125            03000484                      2,000
Clydesdale Nominees  HGB0125            03100012                      1,800
Clydesdale Nominees  HGB0125            03100039                      3,796
Clydesdale Nominees  HGB0125            03100071                     11,850
Clydesdale Nominees  HGB0125            03100101                      3,430
Clydesdale Nominees  HGB0125            03100241                      1,918
Clydesdale Nominees  HGB0125            03100357                      3,340
Clydesdale Nominees  HGB0125            03100420                      4,650
Clydesdale Nominees  HGB0125            03100926                     10,020
Clydesdale Nominees  HGB0125            03101086                      7,900
Clydesdale Nominees  HGB0125            03101540                      2,238
Clydesdale Nominees  HGB0125            03101787                      2,750
Clydesdale Nominees  HGB0125            03101876                      4,400
Clydesdale Nominees  HGB0125            03102040                     12,100
Clydesdale Nominees  HGB0125            03102058                      2,290
Clydesdale Nominees  HGB0125            03102090                      3,986
Clydesdale Nominees  HGB0125            03102180                      3,650
Clydesdale Nominees  HGB0125            03102309                      1,258
Clydesdale Nominees  HGB0125            03102384                      4,000
Clydesdale Nominees  HGB0125            03102406                      1,910
Clydesdale Nominees  HGB0125            03102465                     49,300
Clydesdale Nominees  HGB0125            03102511                      9,600
Clydesdale Nominees  HGB0125            03102546                      3,730
Clydesdale Nominees  HGB0125            03102660                      2,800
Clydesdale Nominees  HGB0125            03103119                      5,360
Clydesdale Nominees  HGB0125            03105510                      3,050
Clydesdale Nominees  HGB0125            03105600                      4,000
Clydesdale Nominees  HGB0125            03105669                      4,950
Clydesdale Nominees  HGB0125            07000093                      6,150
Clydesdale Nominees  HGB0125            07000182                      5,830
Clydesdale Nominees  HGB0125            07000417                     50,915
Clydesdale Nominees  HGB0125            07000425                     47,940
Clydesdale Nominees  HGB0125            07000662                      2,615
Clydesdale Nominees  HGB0125            07000832                      3,625
Clydesdale Nominees  HGB0225            00436770                      5,700
Clydesdale Nominees  HGB0225            00436843                      2,800
Clydesdale Nominees  HGB0225            00472521                      1,000
Clydesdale Nominees  HGB0225            00483221                      5,000
Clydesdale Nominees  HGB0225            00484015                      8,175
Clydesdale Nominees  HGB0225            00595798                      5,900
Clydesdale Nominees  HGB0225            00597278                     56,700
Clydesdale Nominees  HGB0225            00597758                      4,675
Clydesdale Nominees  HGB0225            00639205                      1,500
Clydesdale Nominees  HGB0225            00701601                      9,075
Clydesdale Nominees  HGB0225            00702764                        800
Clydesdale Nominees  HGB0225            00703213                      3,625
Clydesdale Nominees  HGB0225            00703825                      2,500
Clydesdale Nominees  HGB0225            00703833                     14,300
Clydesdale Nominees  HGB0225            00703841                      3,700
Clydesdale Nominees  HGB0225            00870934                     13,100
Clydesdale Nominees  HGB0225            00878188                      8,000
Clydesdale Nominees  HGB0325            00209774                      9,135
Clydesdale Nominees  HGB0325            00702764                        800
Clydesdale Nominees  HGB0325            03100241                      1,800
Clydesdale Nominees  HGB0425            00209774                      5,849
Clydesdale Nominees  HGB0525            00209774                     10,880
Clydesdale Nominees  HGB1025            00837619                     23,200
INVESTORS BANK AND TRUST CO.            428169                    2,166,893
INVESTORS BANK AND TRUST CO.            519883                       17,201
INVESTORS BANK AND TRUST CO.            519891                       38,334
INVESTORS BANK AND TRUST CO.            519909                       84,389
INVESTORS BANK AND TRUST CO.            519917                       24,917
INVESTORS BANK AND TRUST CO.            519925                       27,028
INVESTORS BANK AND TRUST CO.            555879                      424,465
INVESTORS BANK AND TRUST CO.            573039                    2,477,300
INVESTORS BANK AND TRUST CO.            576487                      310,365
INVESTORS BANK AND TRUST CO.            583293                   11,311,120
INVESTORS BANK AND TRUST CO.            585165                      461,540
INVESTORS BANK AND TRUST CO.            586072                    2,171,768
INVESTORS BANK AND TRUST CO.            588888                      164,110
INVESTORS BANK AND TRUST CO.            590421                      355,930
INVESTORS BANK AND TRUST CO.            595966                    4,350,761
INVESTORS BANK AND TRUST CO.            598856                      341,994
INVESTORS BANK AND TRUST CO.            600497                      214,356
INVESTORS BANK AND TRUST CO.            600503                      425,174
INVESTORS BANK AND TRUST CO.            911140                      602,726
JPMORGAN CHASE BANK                     540186                    2,104,371
JPMORGAN CHASE BANK                     555465                    3,842,638
JPMORGAN CHASE BANK                     599123                      649,657
JPMorgan Chase Bank                     BTCO34IE                    289,260
JPMorgan Chase Bank                     BTCO45IE                  2,547,055
JPMorgan Chase Bank                     BTGFO1IE                    906,110
JPMorgan Chase Bank                     BTGF041E                  2,998,074
JPMorgan Chase Bank                     BTGF05IE                    749,512
JPMorgan Chase Bank                     BTGF07IE                    525,239
JPMorgan Chase Bank                     BTK001IE                  2,686,449
JPMorgan Chase Bank                     BTS004IE                  2,429,216
JPMorgan Chase Bank                     BTS005IE                    418,425
JPMorgan Chase Bank                     BTSO11IE                    949,128
JPMorgan Chase Bank                     BTSO15IE                    266,111
JPMorgan Chase Bank                     BTSO18IE                     43,507
JPMorgan Chase Bank                     BTSI191E                     87,397
JPMorgan Chase Bank                     BTSO24IE                    248,580
JPMorgan Chase Bank                     BTSO28IE                  9,757,526
JPMorgan Chase Bank                     BTSO31IE                    109,029
JPMorgan Chase Bank                     BTSO33IE                    212,413
JPMorgan Chase Bank                     BTS036IE                    677,444
Master Trust Bank                       BNNP06IE                    284,686
Mitsubishi Trust International          BNN018IE                    117,252
Mitsubishi Trust International          BNN024IE                     60,155
Mitsubishi Trust International          BNN033IE                    101,014
Mitsubishi Trust International          BNN046IE                    236,602
NORTHERN TRUST BANK - BGI SEPA          581610                    1,750,128
NORTHERN TRUST BANK - BGI SEPA          584069                    1,064,347
NORTHERN TRUST BANK - Wire Ban          600200                    2,993,692
State Street                            BNN005IE                     21,529
State Street                            BNN032IE                    151,074
State Street                            BNXO12IE                    419,054
State Street                            BNX019IE                    431,180
State Street Bank & Trust - U           576222                       76,238
STATE STREET BANK & TRUST - US          713101                   22,619,743
Sumitomo TB                             BNN029IE                     85,959
Sumitomo TB                             BNN031IE                     51,948
Sumitomo TB                             BNN036IE                     66,942
Sumitomo TB                             BNN052IE                    116,968
Swan Nominees Limited                                                69,317
Swan Nominees Limited                                                 6,736
ZEBAN NOMINEES LIMITED                                            6,959,433
                                                  Total         680,634,037



EXHIBIT 1.2

BP p.l.c - Holding(s) in Company
BP p.l.c - 15 August 2003

We write to inform you that we received notification on 15 August 2003, dated 13 August 2003, from Barclays PLC declaring that they no longer have a notifiable interest in our Ordinary Shares of US$ 0.25 each. The letter from Barclays PLC disclosing that their interest is no longer notifiable is below.

From: BP plc


To: BP PLC
Dated: 13 August 2003

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 12 August 2003 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 22,101,622,356.

EXHIBIT 1.3

BP p.l.c - Director Shareholding
BP p.l.c - 18 August 2003


We have today been advised by Computershare Plan Managers that on 11 August 2003 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.3575 per share through participation in the BP ShareMatch UK Plan:-

Dr. A.B. Hayward                    80 shares
Mr. J.A. Manzoni                    80 shares
Mr. R.L. Olver                      80 shares

EXHIBIT 1.4

BP p.l.c - Director Shareholding
BP p.l.c - 19 August 2003

We were advised on 18 August 2003 by Michael Wilson, a Director of BP p.l.c. that on 11 August 2003 he purchased 1,300 BP American Depositary Shares (ADSs) at $43.17 per ADS (equivalent to 7,800 ordinary shares) and 1,500 ADSs at $43.18 per ADS (equivalent to 9,000 ordinary shares).

EXHIBIT 1.5

BP p.l.c - Director Shareholding
BP p.l.c - 28 August 2003


We were advised today by HSBC Trust Company UK Limited that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in PEP and ISA plans as follows:

18 August 2003            2 shares at GBP4.4020 per share

21 August 2003            16 shares at GBP4.3625 per share




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 1 September 2003                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary